Exhibit 99.2

Royal & Sun Alliance Insurance Group plc

Appointment of Non-executive Directors

Further to the regulatory announcement made on 10 July 2003, announcing the appointment of Mr Edward Lea and Mr John Maxwell as non-executive directors, Royal & Sun Alliance Insurance Group plc ("Royal & SunAlliance") would like to make the following regulatory disclosures.

Mr Lea has not held any directorships in other publicly quoted companies during the past five years and does not have any interests in the shares of Royal & SunAlliance.

Royal & SunAlliance confirms that there are no items requiring disclosure under paragraphs (b) to (g) of Rule 6.F.2 of the Listing Rules in relation to Mr Lea.

Mr Maxwell has held the following directorships in other publicly quoted companies during the past five years:

Directorship	Status
Parity Group plc	Current
Provident Financial plc	Current
The Big Food Group plc	Current
Prudential Corporation plc	Past
Wellington Underwriting plc	Past
Atlantic Telecom Group plc (in liquidation with effect from October 2001)	Past

Mr Maxwell does not have any interests in the shares of Royal & SunAlliance.

Royal & SunAlliance confirms that there are no other items requiring disclosure under paragraphs (b) to (g) of Rule 6.F.2 of the Listing Rules in relation to Mr Maxwell.

–ENDS–

Enquiries to:

Caroline Webb

Tel: +44 (0)20 7569 6075